22003177

SSION

Washington, D.C. 20549

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2022

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SEC FILE NUMBER
8-18181

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GOLF HOST SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

36750 US Hwy 19N

(No. and Street)

Palm Harbor	FL	34684
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debra Nobile	727-942-5210	dnobile@innisbrookresort.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

N/A

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Debra J. Nobile, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GOLF HOST SECURITES, INC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONNA A. LINDNER
Commission # HH 067242
Expires February 19, 2025
Bonded Thru Troy Fain Insurance 800-385-7019

Signature: [signature]

Title: President

[signature] Donna A Lindner

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ ~~(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.~~
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Salamander Hotels and Resorts-GOLF HOST SECURITIES, INC.
Balance Sheet (in USD)

Reporting Book:	ACCRUAL
As of Date:	12/31/2021
Location Group:	Innis Other

	INNISSEC Period Ending 12/31/2021
Assets	
Current Assets	
Cash and Cash Equivalents	
10100-811 - AP Account	0.00
10100-813 - AP Account	0.00
10100-814 - AP Account	648,184.88
10250 - Petty Cash	200.00
Total Cash and Cash Equivalents	648,384.88
Accounts Receivable, Net	
Accounts Receivable	
11390 - A/R Interest	0.00
11998 - A/R Clearing	107,115.25
Total Accounts Receivable	107,115.25
Total Accounts Receivable, Net	107,115.25
Prepaid Expenses	
14150 - Prepaid Insurance	417.65
14200 - Prepaid Maintenance	750.00
14350 - Prepaid Other	0.00
Total Prepaid Expenses	1,167.65
Intercompany Receivable	
15110-810 - INNISSEC due from INNIS	2,583.34
Total Intercompany Receivable	2,583.34
Total Current Assets	759,251.12
Fixed Assets, Net	
Fixed Assets	
17150 - Buildings	0.00
17210 - FF&E - 3 Year	8,063.06
17230 - FF&E - 7 Year	0.00
Total Fixed Assets	8,063.06
Accumulated Depreciation	

17650 - Accum Depr Buildings	0.00
17710 - Accum Depr FF&E - 3 Year	7,983.72
17730 - Accum Depr FF&E - 7 Year	0.00
Total Accumulated Depreciation	7,983.72
Total Fixed Assets, Net	79.34
Total Assets	**$ 759,330.46**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 - A/P Trade	0.00
20100 - A/P Other Due to Participants	0.00
Total Accounts Payable	0.00
Accrued Liabilities	
21100 - Accr Commissions	0.00
21200 - Accr Interest	0.00
22020 - Accr Payroll	0.00
22035 - Accr Vacation	5,397.03
Total Accrued Liabilities	5,397.03
Accrued Taxes	
21375 - Accr Real Estate Taxes	0.00
Total Accrued Taxes	0.00
Intercompany Payable	
25107-700 - INNISCON due to HOSP	0.00
25107-810 - INNISCON due to INNIS	0.00
25107-814 - INNISCON due to INNSSEC	0.00
25108-810 - INNISRP due to INNIS	0.00
25110-810 - INNISSEC due to INNIS	240,180.73
25110-811 - INNISSEC due to INNISCON	(602.08)
Total Intercompany Payable	239,578.65
Total Current Liabilities	244,975.68
Long Term Liabilities	
Note Payable - Long Term	
25010 - Due to Farm	0.00
25015 - Due to SCJ	0.00
26270 - Capital Charge	0.00
Total Long Term Note Payable	0.00
Total Long Term Liabilities	0.00

Total Liabilities	244,975.68
Stockholders Equity	
Partners Equity	
30200 - Capital Contributions Sal Innis	(210,000.00)
30300 - Capital Contributions Sal Farm	20,437.39
30760 - Reserve- Rental Owners Carpet care	0.00
30770 - Participants Equity	0.00
Total Partners Equity	(189,562.61)
Retained Earnings	
35000 - Retained earnings	435,945.27
Total Retained Earnings	435,945.27
Net Income (Loss)	267,972.12
Total Stockholders Equity	514,354.78
Total Liabilities and Equity	**$ 759,330.46**

Created on: 02/22/2022 9:42 AM EDT

Salamander Hotels and Resorts-GOLF HOST SECURITIES, INC.
Cash Flow Statement (in USD)

Reporting Book:	ACCRUAL
As of Date:	12/31/2021
Location:	INNISSEC

	Innis Other INNISSEC Month Ending 12/31/2021	Innis Other INNISSEC Year Ending 12/31/2021
Cash Flows from Operating Activities:		
Net Income (Loss)	21,153.50	267,972.12
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	39.66	735.42
Amortization	0.00	0.00
Stock-based Compensation	0.00	0.00
Changes in Operating Assets and Liabilities:		
Changes in Net Accounts Receivable		
Changes in Accounts Receivable	0.00	0.00
Changes in Allowance for Doubtful Accounts	0.00	0.00
Change in Inventory	0.00	0.00
Changes in Prepaid Expenses and Other Assets	184.67	312.15
Changes to Accounts Payable	(572.22)	0.00
~~Changes to Sales and Used Tax Payable~~	~~0.00~~	~~0.00~~
Changes to Accrued Liabilites and Other Liabilities	0.00	(6,855.08)
Changes to Accrued Income Taxes Liabilities	0.00	0.00
Changes to Deferred Income	0.00	0.00
Changes to Deferred Revenue	0.00	0.00
Changes to Intercompany		
Changes to Intercompany Receivable	0.00	(2,583.34)
Changes to Intercompany Payable	23,709.65	149,179.77
Net cash provided by operating Activities	44,515.26	408,761.04
Cash Flows from Investing Activities		
Capital Expenditures	0.00	0.00
Net sales (purchases) of ST investements	0.00	0.00
Purchase of long term investments and other assets	0.00	0.00
Investment in Subsidiary	0.00	0.00
Net cash provided by investing activities	0.00	0.00
Cash Flows from Financing Activities		
Changes in Debt Proceeds	0.00	0.00
Changes in Capital Stock	0.00	0.00
Net cash provided by financing activities	0.00	0.00
Net increase (decrease) in cash	**44,515.26**	**408,761.04**
Cash - Beginning of Period	**603,869.62**	**239,623.84**
Cash - End of Period	**648,384.88**	**648,384.88**

Salamander Hotels and Resorts-GOLF HOST SECURITIES, INC.
PL_Innis Other Entities (in USD)
As of December 31, 2021

Reporting Book: ACCRUAL
As of Date: 12/31/2021
Location: INNISSEC

	Innis Other INNISSEC Month Ending 12/31/2021	Innis Other INNISSEC 01/01/2021 Through 12/31/2021
Profit (Loss)		
Revenue		
Commissions Other	50,635.00	572,603.12
Revenue	50,635.00	572,603.12
Payroll and Benefits		
Management Salaries	10,674.29	116,749.07
Incentives	0.00	90,333.59
Pyrl Tax & Emp Benefits	3,087.18	37,053.46
Payroll and Benefits	13,761.47	244,136.12
Other Expense		
Bank Charges	0.00	29.80
Commissions	8,440.86	8,440.86
Dues & Subscriptions	2,130.34	2,976.15
Equipment Rental	0.00	1,545.95
Licenses & Permits	461.42	2,903.08
Media	2,252.26	2,252.26
Miscellaneous	372.49	2,624.52
Office Supplies	232.64	6,026.29
Postage & Courier	395.15	(385.69)
Professional Fees	(116.67)	5,063.77
Public Relations	817.41	1,775.57
Telephone	43.90	773.40
Travel Expense	7.56	666.91
Other Expense	15,037.36	34,692.87
Fixed Expense		
Rent & Fixed	583.34	21,000.08
Insurance Liability	59.67	4,066.51
Depreciation Expense	39.66	735.42
Fixed Expense	682.67	25,802.01
Profit (Loss)	(21,153.50)	(267,972.12)

111163

C L

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable date each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Ho

MAR 30 1988

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financials as is provided in Rule 17a-5(e)(1)(i)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.